Jensen Adoni, Vice President, Sales and Marketing

Jensen, 27, is the Vice President of Sales and Marketing for the Company and broad business experience, including in the fashion industry and in commercial real estate sales and property management. Prior to working with the Company, Jensen served a number of businesses in various roles. Jensen worked as the Assistant to the CEO of PLV Studio, Inc., where he focused on the design, sale and manufacturing of footwear and handbags. He also launched the first line and handbag division of Pour la Victoire and Kelsi Dagger in 2010. Jensen was a principal of The Adoni Group, a wholesale importer of shoes, handbags and accessories, until June 2014, when a bankruptcy petition was filed against The Adoni Group.[1] Jensen also served as a licensed real estate salesperson at Level Group, a real estate brokerage company, for two years from 2013 to 2015. In addition to his role with the Company, he currently works for Harbor Park Realty, LLC, a real estate investment company.

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[1] For additional information on this proceeding, please contact the Company.